HellerEhrman

March 8, 2006

06011880

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

SEC MAIL RECEIVED PROCESSING
MAR 21 2006
WASH. D.C. 213 SECTION

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attn: Filer Support
Mail Stop 1-4

PROCESSED
MAR 22 2006
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-5146

Re: Vodatel Networks Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Vodatel Networks Holdings Limited (the "Company"), S.E.C. File No. 82-5146, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding unusual price movement, dated January 20, 2006, published (in both English and Chinese language) in the Company's public website;

(2) The Company's announcement regarding unusual price movement, dated January 16, 2005, published (in both English and Chinese language) in the Company's public website;

(3) The Company's announcement regarding unusual price and trading volume movement, dated January 9, 2006, published (in both English and Chinese language) in the Company's public website;

(4) The Company's announcement regarding unusual price and trading volume movement, dated January 5, 2006, published (in both English and Chinese language) in the Company's public website; and

(5) The Company's announcement regarding unusual price and trading volume movement, dated December 13, 2005, published (in both English and Chinese language) in the Company's public website

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Vodatel Networks Holdings Limited

37460\0001\17

RECEIVED
MAR 2 1 2006

The Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)
Stock Code: 8033

Unusual price movement

This announcement is made at the request of the Exchange. The Board has noted the recent fluctuations in the price of the shares of HK$0.10 each in the capital of the Company and wishes to state that the Board is not aware of any reasons for such fluctuations.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by order of the Board, the Directors collectively and individually accept responsibility for the accuracy of this announcement.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the director(s) of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China (not applicable to The Stock Exchange of Hong Kong Limited)

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 20th January, 2006

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the internet website operated by the Exchange for the purposes of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *For identification purpose only*

聯交所對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

不尋常股價變動

本公告現應聯交所的要求而作出。董事會留意到本公司股本中每股面值0.10港元的股份價格最近出現波動，茲聲明董事會對該等價格波動的原因毫不知情。

董事會亦確認，現時並無與根據《創業板上市規則》第十九至二十章須予披露的意圖收購或變賣的有關商談或協議，董事會亦不知悉任何根據《創業板上市規則》第17.10條所訂明的一般責任而須予披露，或屬價格敏感性質的事項。

本公告乃承董事會之命而作出，各董事均就本公佈的準確性共同及個別地承擔責任。

釋義

「本公司」	指	Vodatel Networks Holdings Limited (愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區(不適用於香港聯合交易所有限公司)

承董事會命
主席
José Manuel dos Santos

香港，二〇〇六年一月二十日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁內刊登最少七日及於www.vodatelsys.com刊登。

* 僅供識別

RECEIVED
MAR 21 2006
SEC MAIL PROCESSING SECTION

The Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

Unusual price movement

This announcement is made at the request of the Exchange. The Board has noted the recent decreases in the price of the shares of HK$0.10 each in the capital of the Company and wishes to state that the Board is not aware of any reasons for such decreases.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by order of the Board, the Directors collectively and individually accept responsibility for the accuracy of this announcement.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the director(s) of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China (not applicable to The Stock Exchange of Hong Kong Limited)

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 16th January, 2006

Executive Directors	*Independent non-executive Directors*
José Manuel dos Santos	Chui Sai Cheong
Yim Hong	Lo King Chiu Charles
Kuan Kin Man	Fung Kee Yue Roger
Monica Maria Nunes	

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the internet website operated by the Exchange for the purposes of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *For identification purpose only*

聯交所對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

不尋常股價變動

本公告現應聯交所的要求而作出。董事會留意到本公司股本中每股面值0.10港元的股份價格最近出現下跌，茲聲明董事會對該等價格跌的原因毫不知情。

董事會亦確認，現時並無與根據《創業板上市規則》第十九至二十章須予披露的意圖收購或變賣的有關商談或協議，董事會亦不知悉任何根據《創業板上市規則》第17.10條所訂明的一般責任而須予披露，或屬價格敏感性質的事項。

本公告乃承董事會之命而作出，各董事均就本公佈的準確性共同及個別地承擔責任。

釋義

「本公司」	指	Vodatel Networks Holdings Limited (愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區(不適用於香港聯合交易所有限公司)

承董事會命
主席
José Manuel dos Santos

香港，二○○六年一月十六日

執行董事	獨立非執行董事
José Manuel dos Santos	崔世昌
嚴康	盧景昭
關鍵文	馮祈裕
羅嘉雯	

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁內刊登最少七日及於www.vodatelsys.com刊登。

* 僅供識別

SEC MAIL PROCESSING
RECEIVED
MAR 2 1 2006

The Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)
Stock Code: 8033

Unusual price and trading volume movement

This announcement is made at the request of the Exchange. The Board has noted the recent decreases in the price and increase in trading volume of the shares of HK$0.10 each in the capital of the Company and wishes to state that the Board is not aware of any reasons for such movement.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by order of the Board, the Directors collectively and individually accept responsibility for the accuracy of this announcement.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the director(s) of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China (not applicable to The Stock Exchange of Hong Kong Limited)

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 9th January, 2006

Executive Directors	*Independent non-executive Directors*
José Manuel dos Santos	Chui Sai Cheong
Yim Hong	Lo King Chiu Charles
Kuan Kin Man	Fung Kee Yue Roger
Monica Maria Nunes	

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the internet website operated by the Exchange for the purposes of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *For identification purpose only*

聯交所對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

不尋常股價及成交量變動

本公告現應聯交所的要求而作出。董事會留意到本公司股本中每股面值0.10港元的股份價格最近出現下跌，及成交額出現上升，茲聲明董事會對該等變動的原因毫不知情。

董事會亦確認，現時並無與根據《創業板上市規則》第十九至二十章須予披露的意圖收購或變賣的有關商談或協議，董事會亦不知悉任何根據《創業板上市規則》第17.10條所訂明的一般責任而須予披露，或屬價格敏感性質的事項。

本公告乃承董事會之命而作出，各董事均就本公佈的準確性共同及個別地承擔責任。

釋義

「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區(不適用於香港聯合交易所有限公司)

承董事會命
主席
José Manuel dos Santos

香港，二○○六年一月九日

執行董事	獨立非執行董事
José Manuel dos Santos	崔世昌
嚴康	盧景昭
關鍵文	馮祈裕
羅嘉雯	

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁內刊登最少七日及於www.vodatelsys.com刊登。

* 僅供識別

SEC MAIL PROCESSING RECEIVED
MAR 2 1 2006
WASH. D.C. SECTION

The Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

Unusual price and trading volume movement

This announcement is made at the request of the Exchange. The Board has noted the recent decreases in the price and increase in trading volume of the shares of HK$0.10 each in the capital of the Company and wishes to state that the Board is not aware of any reasons for such movement.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by order of the Board, the Directors collectively and individually accept responsibility for the accuracy of this announcement.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the director(s) of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China (not applicable to The Stock Exchange of Hong Kong Limited)

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 5th January, 2006

Executive Directors	*Independent non-executive Directors*
José Manuel dos Santos	Chui Sai Cheong
Yim Hong	Lo King Chiu Charles
Kuan Kin Man	Fung Kee Yue Roger
Monica Maria Nunes	

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the internet website operated by the Exchange for the purposes of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *For identification purpose only*

聯交所對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

不尋常股價及成交量變動

本公告現應聯交所的要求而作出。董事會留意到本公司股本中每股面值0.10港元的股份價格最近出現下跌，及成交額出現上升，茲聲明董事會對該等變動的原因毫不知情。

董事會亦確認，現時並無與根據《創業板上市規則》第十九至二十章須予披露的意圖收購或變賣的有關商談或協議，董事會亦不知悉任何根據《創業板上市規則》第17.10條所訂明的一般責任而須予披露，或屬價格敏感性質的事項。

本公告乃承董事會之命而作出，各董事均就本公佈的準確性共同及個別地承擔責任。

釋義

「本公司」	指	Vodatel Networks Holdings Limited (愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區（不適用於香港聯合交易所有限公司）

承董事會命

主席

José Manuel dos Santos

香港，二○○六年一月五日

執行董事	獨立非執行董事
José Manuel dos Santos	崔世昌
嚴康	盧景昭
關鍵文	馮祈裕
羅嘉雯	

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁內刊登最少七日及於www.vodatelsys.com刊登。

* 僅供識別

RECEIVED
MAR 21 2006
213

The Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)
Stock Code: 8033

Unusual price and trading volume movement

This announcement is made at the request of the Exchange. The Board has noted the recent decreases in the price and increase in trading volume of the shares of HK$0.10 each in the capital of the Company and wishes to state that the Board is not aware of any reasons for such movement.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by order of the Board, the Directors collectively and individually accept responsibility for the accuracy of this announcement.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the director(s) of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China (not applicable to The Stock Exchange of Hong Kong Limited)

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 13th December, 2005

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the internet website operated by the Exchange for the purposes of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *For identification purpose only*

聯交所對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

不尋常股價及成交量變動

本公告現應聯交所的要求而作出。董事會留意到本公司股本中每股面值0.10港元的股份價格最近出現下跌，及成交額出現上升，茲聲明董事會對該等變動的原因毫不知情。

董事會亦確認，現時並無與根據《創業板上市規則》第十九至二十章須予披露的意圖收購或變賣的有關商談或協議，董事會亦不知悉任何根據《創業板上市規則》第17.10條所訂明的一般責任而須予披露，或屬價格敏感性質的事項。

本公告乃承董事會之命而作出，各董事均就本公佈的準確性共同及個別地承擔責任。

釋義

「本公司」	指	Vodatel Networks Holdings Limited (愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區(不適用於香港聯合交易所有限公司)

承董事會命
主席
José Manuel dos Santos

香港，二〇〇五年十二月十三日

執行董事	獨立非執行董事
José Manuel dos Santos	崔世昌
嚴康	盧景昭
關鍵文	馮祈裕
羅嘉雯	

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁內刊登最少七日及於www.vodatelsys.com刊登。

* 僅供識別